SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

New Frontier Energy, Inc.

(Name of Issuer)

Common Stock, $.001 par value

 (Title of Class of Securities)

64439S204

 (CUSIP Number)

E. Jeffrey Peierls
73 S. Holman Way
Golden, CO 80401
(303) 278-2889

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 11, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 64439S204                      13D

1)	Name of Reporting Persons:

E. Jeffrey Peierls
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3)	SEC Use Only

4)	Source of Funds (See Instructions)

OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6)	Citizenship Or Place Of Organization

Colorado, USA
	(7)	Sole Voting Power

Number of		0
Shares	(8)	Shared Voting Power
Beneficially
Owned		3,328,993 (2)
By Each	(9)	Sole Dispositive Power
Reporting
Person With		0
	(10)	Shared Dispositive Power

		3,328,993 (2)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

3,328,993

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11)

5.8% (based on 57,362,942 shares of Common Stock outstanding on November 22, 2009.  The total shares outstanding were obtained from: (i) disclosure in the Form 10-Q filed by the Issuer on October 20, 2009; (ii) disclosure in the Form 8-K filed by the Issuer on November 11, 2009; and (iii) computation of the automatic conversion of the Series C 2.5% Cumulative Convertible Preferred Stock as of November 22, 2009.)

14)	Type of Reporting Person

IN

(1)  This Schedule 13D is being filed on behalf of E. Jeffrey Peierls, Brian E. Peierls and The Peierls Foundation, Inc. (the “Foundation”).  E. Jeffrey Peierls is the President and a Director of the Foundation, and Brian E. Peierls is the Vice President and a Director of the Foundation.  E. Jeffrey Peierls and Brian E. Peierls may be deemed to share indirect ownership of the securities which the Foundation owns; however, they have no pecuniary interest in the securities owned by the Foundation.
(2) Consists of 2,850,824 shares of common stock, $.001 par value per share, owned by the Foundation, and 478,169 shares of common stock, $.001 par value per share, that may be acquired upon conversion of Series B Convertible Preferred Stock owned by the Foundation.

CUSIP No. 64439S204                      13D

1)	Name of Reporting Persons:

Brian E. Peierls
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3)	SEC Use Only

4)	Source of Funds (See Instructions)

PF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6)	Citizenship Or Place Of Organization

Colorado, USA
	(7)	Sole Voting Power

Number of		671,255 (3)
Shares	(8)	Shared Voting Power
Beneficially
Owned		3,328,993 (4)
By Each	(9)	Sole Dispositive Power
Reporting
Person With		671,255 (3)
	(10)	Shared Dispositive Power

3,328,993 (4)
11)	Aggregate Amount Beneficially Owned by Each Reporting Person

4,000,248

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11)

6.97% (based on 57,362,942 shares of Common Stock outstanding on November 22, 2009.  The total shares outstanding were obtained from: (i) disclosure in the Form 10-Q filed by the Issuer on October 20, 2009; (ii) disclosure in the Form 8-K filed by the Issuer on November 11, 2009; and (iii) computation of the automatic conversion of the Series C 2.5% Cumulative Convertible Preferred Stock as of November 22, 2009.)

14)	Type of Reporting Person

IN

(3) Consists of 581,393 shares of common stock, $.001 par value per share, and 89,862 shares of common stock that may be acquired upon conversion of Series B Convertible Preferred Stock.

(4) Consists of 2,850,824 shares of common stock, $.001 par value per share, owned by the Foundation, and 478,169 shares of common stock, $.001 par value per share, that may be acquired upon conversion of Series B Convertible Preferred Stock owned by the Foundation.

CUSIP No. 64439S204                      13D

1)	Name of Reporting Persons:

The Peierls Foundation, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3)	SEC Use Only

4)	Source of Funds (See Instructions)

WC
5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6)	Citizenship Or Place Of Organization

Colorado, USA
	(7)	Sole Voting Power

Number of		3,328,993 (5)
Shares	(8)	Shared Voting Power
Beneficially
Owned		0
By Each	(9)	Sole Dispositive Power
Reporting
Person With		3,328,993 (5)
	(10)	Shared Dispositive Power

		0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person

3,328,993

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(See Instructions)
13)	Percent of Class Represented by Amount in Row (11)

5.8% (based on 57,362,942 shares of Common Stock outstanding on November 22, 2009.  The total shares outstanding were obtained from: (i) disclosure in the Form 10-Q filed by the Issuer on October 20, 2009; (ii) disclosure in the Form 8-K filed by the Issuer on November 11, 2009; and (iii) computation of the automatic conversion of the Series C 2.5% Cumulative Convertible Preferred Stock as of November 22, 2009.)

14)	Type of Reporting Person

OO

(5) Consists of 2,850,824 shares of common stock, $.001 par value per share, and 478,169 shares of common stock, $.001 par value per share, that may be acquired upon conversion of Series B Convertible Preferred Stock.

Schedule 13D
Under the Securities Exchange Act of 1934

Item 1.   Security and Issuer

This statement on  Schedule 13D/A Amendment No. 1 (“Statement”) relates to the shares of Common Stock, $.001 par value per share (the “Common Stock”), of New Frontier Energy, Inc., a Colorado corporation (the “Issuer”), having its principal executive offices at 1789 W. Littleton Blvd., Littleton, Colorado and is being filed by the Reporting Persons identified in Item 2 below.

Item 2.    Identity and Background

(a)  This statement is filed by and on behalf of each of the following persons (the “Reporting Persons”):  (i) E. Jeffrey Peierls; (ii) Brian E. Peierls; and (iii) The Peierls Foundation.

(b)  The address of the principal business office of each of the Reporting Persons is as follows:

E. Jeffrey Peierls
73 S. Holman Way
Golden, CO 80401

Brian E. Peierls
7808 Harvestman Cove
Austin, TX  78731

The Peierls Foundation
c/o U.S. Trust Company of N.Y.
114 West 47th Street
New York, NY  10036

(c)  E. Jeffrey Peierls is the President and a Director of The Peierls Foundation, Inc. (the “Foundation”), and Brian E. Peierls, the Vice President and a Director of the Foundation.

(d)  During the last five years, none of the Reporting Persons filing this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons filing this Statement has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Messrs. Peierls are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The Foundation used working capital to acquire its shares of the Issuer’s Common Stock and Series B Convertible Preferred Stock for an aggregate purchase price of $1,057,140.

Brian E. Peierls used personal funds to acquire his shares of the Issuer’s Common Stock and Series B Convertible Preferred Stock for an aggregate purchase price of $207,546.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes.  The Reporting Persons continue to review their investment in the Issuer.  Certain of the Reporting Persons have in the past and may continue in the future to engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.  Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, certain of, or all of, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other securities of the Issuer or selling some or all of the shares of Common Stock or other securities of the Issuer held by some or all of them, seeking to influence the management or strategic direction of the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of Issuer

(a)	The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person:

See the disclosure provided in response to Items 11 and 13 on the attached cover page.

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See the disclosure provided in response to Item 7 on the attached cover page.

(ii)	shared power to vote or to direct the vote:

See the disclosure provided in response to Item 8 on the attached cover page.

(iii)	sole power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 9 on the attached cover page.

(iv)	shared power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 10 on the attached cover page.

(c)	No transactions in the Issuer’s Common Stock were effected during the 60 days preceding the date hereof by the Reporting Persons filing this Statement and their affiliated persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Reporting Persons or any other person with respect to the securities of the Issuer.

SIGNATURES

Each of the undersigned hereby certifies after reasonable inquiry, that to the best of his/her knowledge and belief, the information set forth in this statement is true, complete and correct.

The Peierls Foundation, Inc.

By:  /s/ Jeffrey Peierls
E. Jeffrey Peierls, President
Date:  February 5, 2010

/s/ Jeffrey Peierls
E. Jeffrey Peierls, Individually
Date:  February 5, 2010

/s/ Brian E. Peierls
Brian E. Peierls, Individually
Date:  February 5, 2010